UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to _________.
Commission file number: 1-4364
RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
Ryder System, Inc.
11690 NW 105 Street
Miami, Florida 33178

REQUIRED INFORMATION

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
The Participants and Administrator
Ryder System, Inc. 401(k) Savings Plan:
In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Miami, Florida
May 22, 2008

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31
	2007	2006
Assets
Investments:
Short-term money market instruments	$6,592,811	$5,606,912
Investment contracts (at fair value)	158,294,730	157,149,200
Mutual funds	528,376,290	480,608,986
Ryder System, Inc. Common Stock Fund	76,596,530	94,468,765
Participant loans receivable	27,890,555	27,320,209

Total investments	797,750,916	765,154,072
Receivables:
Employer contributions	1,545,851	2,788,721
Participant contributions	1,373,127	478,862
Due from broker	—	78,718

Total receivables	2,918,978	3,346,301

Total assets	800,669,894	768,500,373

Liabilities
Operating payable	201,899	30,255

Total liabilities	201,899	30,255

Net assets available for plan benefits (at fair value)	$800,467,995	$768,470,118

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,506,373)	1,470,645

Net assets available for plan benefits (at contract value)	$798,961,622	$769,940,763

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31
	2007	2006
Additions to net assets attributed to:
Investment income:
Net appreciation in value of investments	$27,005,712	$51,803,300
Dividends	27,163,902	25,388,527
Interest	9,429,578	9,011,279

Net investment income	63,599,192	86,203,106

Contributions:
Employer	7,481,163	9,044,665
Participants	42,140,154	39,762,293

Total contributions	49,621,317	48,806,958

Total additions	113,220,509	135,010,064

Deductions from net assets attributed to:
Distributions to plan participants	83,616,174	69,511,975
Administrative expenses	583,476	610,791

Total deductions	84,199,650	70,122,766

Net increase	29,020,859	64,887,298

Net assets available for plan benefits:
Beginning of year	769,940,763	705,053,465

End of year	$798,961,622	$769,940,763

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
1. Description of Plan
The following description of the Ryder System, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
General. The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.
The Plan Administrator is Ryder System, Inc.’s Vice President of Compensation and Benefits. The Plan’s trustee and recordkeeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.
Eligibility. Participation in the Plan is voluntary. In general, any salaried or non-salaried employee of Ryder System, Inc. (the Company) and participating affiliates, as well as field hourly employees of Ryder Integrated Logistics, are immediately eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.
Contributions. Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of a) 50% of compensation, depending on an individual’s annual salary level, b) IRS limit of $15,500 for 2007 and $15,000 for 2006 or c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.
Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $5,000 in addition to the IRS limit of $15,500 for the year ended December 31, 2007 and $5,000 in addition to the IRS limit of $15,000 for the year ended December 31, 2006. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of sixteen investment options and may transfer among investment options on a daily basis.
If a participant meets certain requirements related to employment date, age, and service hours, the Company may contribute to the participant’s account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s deferred contributions.
The Company may make a variable contribution for salaried and non-salaried employees, other than field hourly employees of Ryder Integrated Logistics, a wholly-owned subsidiary of the Company. This variable contribution is based on the Company’s attainment of specified performance goals. Company contributions will be for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee.

NOTES TO FINANCIAL STATEMENTS
For field hourly employees of Ryder Integrated Logistics who meet certain requirements related to employment date, age, and service hours, the Company will make a basic contribution of $400 prorated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.
Effective January 1, 2007, the Company amended the Plan. As a result of the amendment, new hires and rehires who would have been eligible to participate in the Company’s retirement plan will be eligible for an enhanced benefit under the Plan as follows: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.
Participant Accounts. Each participant’s account is credited with the participant’s contribution and with allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are generally allocated evenly across all eligble accounts. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. In 2007 and 2006, employer contributions were reduced by $368,150 and $411,639 respectively, from forfeited nonvested accounts. At December 31, 2007 and 2006, forfeited nonvested accounts available to reduce future employer contributions totaled $7,583 and $24,067, respectively.
Vesting. Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by Ryder. Ryder Integrated Logistics field hourly employees’ basic company contributions and the match on the first $300 of participant contributions are immediately fully vested.
Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a rate, which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.
Distributions. On termination of service, if a participant’s account balance is greater than $1,000, a participant’s account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Terminated participants whose account balance is less than $1,000 receive automatic distributions. As of December 31, 2007 and 2006, amounts allocated to accounts of terminated persons who have not yet been paid their automatic distributions totaled $59,799 and $17,371, respectively. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship. The Plan Administrator approves the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2. Rescission Offer
In May 2006, the Company initiated a registered offer to rescind up to 243,700 shares of Ryder System, Inc. common stock purchased by participants pursuant to the Plan from June 1, 2005 through May 12, 2006 (purchase period). The Company made the registered rescission offer since these shares were not properly registered with the Securities and Exchange Commission due to an inadvertent administrative error. Pursuant to the registered rescission offer, which expired on July 6, 2006, the Company offered to repurchase any shares purchased by Plan participants during the purchase period at the price the participant paid for such shares, plus interest; provided that the amount the participant paid for the shares, plus interest, was more than the market value of the shares on July 6, 2006. Based on the market value of shares, the Company was not required to repurchase any shares from participants. Additionally, the Company offered to reimburse those participants who had bought and sold shares for a loss during that time for the amount of the loss realized upon such sale, plus interest. The amount reimbursed to Plan participants for losses incurred during the purchase period totaled $11,888.
3. Summary of Significant Accounting Policies
Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.
As described in the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was adopted as of December 31, 2006.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.
Investments. Short-term money market instruments are stated at cost, which approximates fair value. Investments in synthetic guaranteed investment contracts (“GICs”) are also stated at fair value. The fair value of GICs is calculated based on the market values of the underlying securities. A synthetic GIC is comprised of two components, an underlying asset and a “wrapper” contract. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan.

The Ryder System, Inc. Common Stock Fund (RCS Fund) is offered as an investment option to participants in the Plan. The RCS Fund invests primarily in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange under the ticker symbol (R) and is valued at quoted market price. A small portion of RCS Fund is invested in short-term money market investments. The money market portion of RCS Fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.
Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. Participant loans bear interest at market rates and are stated at the outstanding principal balance plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends on Ryder System, Inc. common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.
Payment of Benefits. Benefits are recorded when paid.
Risk and Uncertainties. The Plan’s invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.
4. Investments
The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan’s net assets at either December 31, 2007 or 2006:

	2007	2006
Ryder System, Inc. Common Stock Fund	$76,596,530	$94,468,765
Fidelity Equity Income Fund	70,607,618	76,326,154
Fidelity Contrafund	101,615,563	89,451,989
Fidelity Diversified International Fund	86,939,304	74,428,930
Fidelity Growth Company Fund	122,877,545	110,598,217
During 2007 and 2006, the Plan’s investments (including gains (losses) on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Mutual Funds	$31,993,477	$30,160,244
Ryder System, Inc. Common Stock Fund	(4,987,765)	21,643,056

	$27,005,712	$51,803,300

5. Investment Contracts with Insurance Companies
The Managed Interest Income Fund, one of the Plan’s investment options, may be invested in short-term money market instruments through the Fidelity Short-Term Interest Fund and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 3, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for the benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.
There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields	2007	2006
Based on actual earnings	4.7%	4.5%
Based on interest rate credited to participants	4.7%	4.4%
6. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across sixteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the RCS Fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

7. Plan Transfers
There were no transfers into or out of the Plan during 2007 or 2006.
8. Related Party Transactions
The Plan holds shares of Ryder System, Inc. common stock (1,616,197 and 1,826,365 shares at December 31, 2007 and 2006, respectively) and recorded dividend income, net realized gains (losses) on sale and net unrealized appreciation/(depreciation) in value of these securities. Accordingly, these shares qualify as party in interest.
Certain Plan investments are shares of mutual funds managed by Fidelity Management Company, which is affiliated with the Plan’s current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as party in interest. Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $241,613 and $249,844 for the years ended December 31, 2007 and 2006, respectively.
9. Plan Termination
While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account.
10. Tax Status of the Plan
The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated June 4, 2002 has been obtained from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.
Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

11. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$798,961,622	$769,940,763
Amounts allocated to withdrawing participants with balances less than $1,000	(59,799)	(17,371)
Adjustment for fair value of fully benefit-responsive investment contracts	1,506,373	(1,470,645)

Net assets available for benefits per the Form 5500	$800,408,196	$768,452,747

For purposes of the financial statements, the investment in the Ryder System, Inc. Common Stock Fund is presented as a unitized stock fund. The underlying assets are segregated on the Form 5500.
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended
December 31, 2007
Distributions to participants per the financial statements	$83,616,174
Add: Amounts allocated to withdrawing participants with balances less than $1,000 at December 31, 2007	59,799
Less: Amounts allocated to withdrawing participants with balances less than $1,000 at December 31, 2006	(17,371)

Benefits paid to participants per the Form 5500	$83,658,602

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Benefits paid to participants per the Form 5500 include total benefit payments, corrective distributions, and certain deemed distributions of participant loans.
The following is a reconciliation of total additions per the financial statements to total income per the Form 5500:

Year ended
December 31, 2007
Total additions per the financial statements	$113,220,509
Plus: Change in fair value to contract value for fully benefit- responsive investment contracts from 2006 to 2007	2,977,018

Total income per the Form 5500	$116,197,527

12. New Accounting Pronoucements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 are effective for the Plan beginning January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
IDENTITY OF ISSUER OR BORROWER/DESCRIPTION OF INVESTMENTS:

SHORT TERM MONEY MARKET INSTRUMENTS:

Fidelity Short-Term Interest Fund*	$6,592,811

INVESTMENT CONTRACTS:

Synthetic Guaranteed Investment Contracts:

Various

ARGF 05-2A A1 4.54% 5/09	266,858
AT&T WIRELESS 7.875% 3/01/11	199,659
AXA FINL INC 7.75% 8/01/10	271,005
ACE 03-HS1 M1 1ML+75 6/25/33	8,622
ACE 03-HS1 M2 1ML+175 6/25/33	24,229
ACE 03-NC1 M1 1ML+78 7/25/33	45,909
ACE 03-HE1 M1 1ML+65 11/25/33	45,705
ACE 04-FM1 M1 1ML+60 9/25/33	32,065
ACE 02-HE1 M1 1ML+65 6/25/32	18,361
ABCMT 07-A2 A2 5% 3/20/13	777,292
ABCMT 07-B2 B 5.5% 6/20/13	324,183
AMERICA MOVIL 4.125 3/1/09	302,237
AMEX CENTURION 5.55% 10/17/12	154,345
AMEXCEMTN 5.2% 11/26/10	325,843
AGFC SR MTN 4.625% 9/01/10	83,613
AGFC SR MTN 4.625% 5/15/09	50,161
AGFC SR MTN 4.875% 5/15/10	290,214
AMCAR 04-1 C 4.22% 7/09	5,859
AMCAR 04-CA A4 3.61% 5/11	54,768
AMCAR 04-DF A4 3.43 7/11	181,054
AMCAR 05-CF A4 4.63 6/12	369,727
AMCAR 06-1 B 5.2 3/11	19,918
APART 07-1 B 5.35% 3/11	65,558
APART 07-1 C 5.43 7/11	39,554
APART 07-2M A3A 5.22% 4/10	139,179
AMCAR 06-BG A3 5.21% 10/11	95,251
AMCAR 06-BG A4 5.21% 9/13	193,821
AMCAR 2007-CM A3A 5.42% 5/12	394,368
AMCAR 07-DF A-3A 5.49% 7/12	292,854
AMSI 04-R2 M1 1ML+43 4/34	33,149
AMSI 04-R2 M2 1ML+48 4/34	23,766
ABSHE 04-HE3 M1 1ML+54 6/34	42,390
BBVA BANC 5.3795 7/22/15 144A	208,719
BHP BILLITON 5.125% 3/29/12	342,158
BTM CURACAO 4.76% 7/21/15 144A	111,833

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
BACM 00-2 A2 7.1975 9/32	105,355
BACM 04-6 XP CSTR 12/42	23,567
BACM 05-1 A2 4.64% 11/42	228,478
BACM 2003-2 A2 4.342 3/41	344,444
BACM 03-2 XP CSTR 3/41	27,913
BACM 04-2 XP CSTR 11/38	21,446
BACM 05-3 XP CSTR 7/43	55,875
BACM 04-4 A3 4.128% 7/42	179,166
BACM 05-4 A1 4.432 7/45	136,897
BACM 04-5 XP CSTR 11/41	33,985
BACM 05-4 XP CSTR 7/45	16,508
BACM 05-5 A1 4.716 8/10	220,309
BACM 05-5 XP CSTR 10/45	20,170
BACM 05-6 A1 5.001 9/47	132,502
BOAMS 04-J 2A1 CSTR 11/34	90,707
BOAMS 05-E 2A7 CSTR 6/35	171,457
BACM 06-6 XP CSTR 10/45	85,519
BACM 06-5 A1 5.185% 7/11	81,446
BACM 2006-5 XP .832% 9/47	74,982
BACM 07-2 A1 5.421% 1/12	119,176
BONY INC 3.4/3ML+148 3/15/13	597,491
BANK OF NEW YORK 4.95 1/14/11	170,115
BANK NY MELLO GLB 4.95 11/12	247,019
BANK ONE CORP7.875% 8/01/10	288,984
BOIT 04-B2 B2 4.37% 4/12	394,902
BNK OF TOKYO MIT GL8.4 4/15/10	490,236
BAYC 04-1 A 1ML+36 4/34	71,286
BAYC 04-2 A 1ML+43 8/34	79,136
BAYC 04-2 M1 1ML+58 8/34	24,699
BSCMS 04-ESA A3 4.741% 5/16	389,977
BSCMS 04-ESA B 4.888% 5/16	167,467
BSCMS 04-ESA C 4.937% 5/16	101,563
BSCMS 04-ESA D 4.986% 5/16	40,652
BSCMS 04-ESA E 5.064% 5/16	116,999
BSCMS 04-ESA F 5.182% 5/16	30,570
BSCMS 04-PWR5 X2 CSTR 7/42	33,132
BSCMS 04-T16 X2 CSTR 2/46	21,475
BSCMS 03-PWR2 X2 CSTR 5/39	35,630
BSCMS 03-T12 X2 CSTR 8/39	32,003
BSCMS 04-PWR6 X2 CSTR 11/41	21,433
BSARM 05-6 1A1 CSTR 8/35	250,305
BSCMS 05-PWR9 A1 4.498 9/42	221,220
BSCMS 05-PWR9 X2 CSTR 9/42	94,449
BSCMS 05-T20 A1 4.94% 10/42	207,109
BSCMS 2006-T22 A1 CSTR 4/38	137,218
BSABS 04-BO1 M2 1ML+75 9/34	89,515

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
BSABS 04-BO1 M3 1ML+105 9/34	59,375
BSABS 04-BO1 M4 1ML+120 9/34	33,071
BSCMS 06-PW13 A1 5.294% 09/41	230,841
BSCMS 06-PW13 X2 CSTR 9/41	49,620
BSCMS 2006-T24 X2 CSTR 10/41	48,825
BSCMS 07-PW15 A1 5.016% 2/44	14,018
BSCMS 2007-PW15 X2 CSTR 2/44	144,080
BSCMS 07-T26 A1 CSTR 1/45	225,761
BSCMS 07-T26 X2 CSTR 1/12/45	57,203
BSCMS 07-PW16 A1 5.593% 6/40	243,276
BEAR STEARNS CO 4.245% 1/7/10	227,475
BEAR STEARNS 5.85% 7/19/10	622,273
BEAR STEARNS 6.95% 8/10/12	374,674
BELLSOUTH GLBL 4.2% 9/15/09 DT	226,443
BRHEA 05-4 A5 4.91 12/40	306,894
BRHEA 06-A A2R 5.03% 12/41	421,443
BRITISH G STEP12/10 DT	490,026
CDCMC 03-HE3 M1 1ML+70 11/33	43,885
CD 2007-CD4 A1 4.977% 12/49	171,836
CITEC 05-VT1 A4 4.36% 11/12	51,636
CNH 05-A A4B 4.29% 6/12	159,485
CNH 05-B B 4.57 7/12	99,288
COMM 05-C6 A2 CSTR 6/44	326,110
COMM 05-C6 XP CSTR 6/44	25,833
CPS 06-C A3 5.14% 1/11	90,317
CPS 07-B A3 5.47% 11/11	146,870
CPS 2007-C A3 5.45 5/12 144A	105,286
CWL 04-3 M1 1ML+50 6/34	44,248
CWL 04-4 A 1ML+37.5 8/34	7,866
CWHL 02-25 2A1 5.5 11/17	59,179
CWHL 05-HYB3 2A6B CSTR 6/35	97,762
CARAT 07-1 B 5.15% 9/12	122,687
CARAT 07-SN1 B 5.52% 3/15/11	59,800
CARAT 07-SN1 C 5.73% 3/15/11	35,214
CARAT 06-1 B 5.26 10/10	60,822
CARAT 2006-SN1A A4A 5.32% 3/10	292,037
CARAT 2006-SN1A B 5.5% 4/10	25,244
CARAT 2006-SN1A C 5.77% 5/10	25,128
COAFT 05-C A4A 4.71 6/12	154,672
COMET 04-B6 B6 4.155 7/12	302,210
COMET 2006-A6 A6 5.3 2/14	206,392
COMET 07-B3 B3 5.05% 3/13	798,299
COMET 07-B5 B5 5.4% 5/13	383,744
COPAR 06-2 A4 4.94% 7/12	211,984
COPAR 2007-1 B1 5.76% 12/13	120,795
CARGILL INC 6.375% 6/12 144A	585,985

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
CFAT 05-A B 4.27 4/11	269,659
CD 06-CD3 XP CSTR 10/48	171,315
AESOP05-1A A1 3.95% 4/09	133,294
CDTIM 05-1A A1 4.67 5/17	47,450
CHAIT 05-B2 B2 4.52 12/10	1,628,605
CHAIT 07-A15 A 4.96% 9/12	748,547
CHASE 07-A2 3A1 CSTR 7/37	409,131
CCCIT 05-B1 B1 4.4 9/10	439,310
CCCIT 06-B2 B2 5.15% 3/11	356,227
CCCIT 07-B2 B2 5% 4/12	522,572
CCCIT 07-A5 A5 5.5% 6/12	905,581
CCCIT 07-B6 B6 5% 11/12	384,027
CGCMT 04-C2 XP CSTR 10/41	25,421
CGCMT 05-EMG A2 4.2211 9/51	123,714
CGCMT 2007-C6 A1 CSTR 12/49	95,137
CWCI 07-C2 A1 CSTR 9/11	94,748
COMM 04-LBN2 X2 CSTR 3/39	7,879
COMM 06-C8 A1 5.11% 12/46	176,674
COMM 06-C8 XP CSTR 12/46	220,309
COMM 06-CN2A BFX 5.537 2/19	71,207
COMM 06-CN2A CFX 5.47945 2/19	30,539
COMM 06-CN2A D 5.52861 2/19	51,585
COMM 06-CN2A E CSTR 2/19	97,721
COMM 06-CN2A F CSTR 2/19	20,544
COMM 04-LB4A XP CSTR 10/37	56,955
COMM 05-LP5 A2 4.63 5/43	306,531
COMM 05-LP5 XP CSTR 5/43	21,946
GCCFC 07-GG9 A1 5.233% 03/39	99,860
GCCFC 07-GG11 XP .48% 12/49	192,716
CMAT 99-C1 A3 6.64 1/32	82,649
CONSTELATION EN 6.125% 9/01/09	150,826
CONTL AIR 98-3A2 6.32% 11/1/08	50,277
CONTL AIR 991A 6.545% 2/02/19	242,985
COVIDIEN INT5.45 10/15/12 144A	104,003
COVIDIEN INT 5.15% 10/10 144A	438,786
CSFB 03-C3 ASP CSTR 5/38	86,759
CSFB 03-C5 A3 4.429% 12/36	274,712
CSFB 03-C4 A3 CSTR 8/36	160,642
CSFB 03-C4 ASP CSTR 8/36	19,318
CSFB 03-C5 ASP CSTR 12/36	36,344
CSFB 04-C1 ASP CSTR 1/37	40,296
CSFB 04-C4 ASP CSTR 10/39	31,783
CSFB 04-C3 ASP CSTR 7/36	53,943
CSFB 05-FIX1 A2 4.31% 5/35	110,623
CSMC 07-C3 A1 CSTR 6/39	71,625
CSMC 06-C5 ASP CSTR 12/39	192,072

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
CSMC 06-C4 ASP CSTR 9/39	335,673
CSMC 07-C1 A1 5.227 2/40	76,297
CSMC 07-C1 ASP CSTR 2/40	214,898
CSMC 07-C2 A1 5.237 1/49	59,978
CSFB 05-C1 ASP CSTR 2/38	26,571
CSFB 05-C4 ASP CSTR 8/38	68,617
CSFB 05-C2 ASP CSTR 4/37	36,717
CCI 05-1A B 4.878% 6/35	133,246
CCI 05-1A C 5.074% 6/35	120,414
DBS BK LTD 5.125/VAR 5/17 144A	400,777
DLJCM 00-CF1 A1B 7.62 6/33	232,773
DTAOT 07-A A3 XCLA 5.60% 3/13	271,688
DAIMLERCHRYSLER 5.75% 8/10/09	809,925
DCAT 2006-C A4 4.98% 11/11	278,223
DCAT 2006-C B 5.11% 4/13	228,674
JOHN DEERE CAP4.875% 3/16/09	30,486
DEUTSCHE BK AG MTN 5% 10/12/10	1,237,359
DEUTSCHE TEL 5.375% 3/23/11	107,285
DIAGEO CPTL GLB 5.2 1/30/13	172,372
DRT 00-1A A2 6.971% 3/10	82,670
DONNELLEY RR 3.75% 4/1/09	704,036
DRIVE 06-2 A-2 5.3% 7/11	221,184
DRIVE 06-2 A-3 5.33% 4/14	302,479
DRVT 2006-A A3 5.501% 11/11	198,145
DRVT 2006-B A2 5.32% 3/10	170,282
DRVT 2006-B A3 5.23% 8/12	202,273
DUPONT 5% 1/15/13	80,816
EDP FINANCE BV5.375 11/12 144A	313,045
ERP OPERAT LP 5.5% 10/1/12	86,949
ENCANA CORP 4.6% 8/15/09	101,547
ENEL FIN INTL 5.7% 1/15/13144A	412,509
EXELON GEN GLBL 6.95% 6/15/11	340,099
FHLM ARM 4.889% 3/33 #847126	7,076
FHLM ARM 4.314% 12/34 #1B2670	28,530
FHLM ARM 4.22% 2/35 #1B2747	151,824
FHLM ARM 4.63% 3/35 #1B2811	100,703
FHLM ARM 4.497% 6/35 #1B2907	52,570
FHLM ARM 4.68% 1/36 #847584	40,309
FHLM ARM 5.084% 8/35 #1J0005	33,930
FHLM ARM 4.55% 2/35 #1G0068	51,814
FHLM ARM 4.401% 2/35 #1G0103	73,818
FHLM ARM 4.37% 3/35 #1G0125	33,290
FHLM ARM 4.444% 3/35 #1G0133	18,133
FHLM ARM 4.504% 3/35 #1G0145	29,822
FHLM ARM 4.941% 11/35 #1J1228	104,299
FHLM ARM 5.26% 1/36 #1J1274	93,549

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
FHLM ARM 5.88% 4/36 #1J1279	168,576
FHLM ARM 4.93% 9/35 #1K1215	101,991
FHLM ARM 5.78% 10/35 #1N0063	30,406
FHLM ARM 5.62% 12/35 #1N0117	143,973
FHLM ARM 6.17% 2/36 #1N0126	236,591
FHLM ARM 5.775% 1/37 #1N1446	129,095
FHLM ARM 5.87% 1/36 #1H2593	63,890
FHLM ARM 5.15% 8/36 #1B7241	73,960
FHLM ARM 5.85% 1/36 #1G1803	221,359
FHLM ARM 6.07% 6/36 #1G2424	64,740
FHLM ARM 5.34% 6/35 #1L0097	71,596
FHLM ARM 4.40% 8/35 #1L1225	391,819
FHLM ARM 5.885% 6/35 #1L1275	34,356
FHR 2313 C 6 5/31	122,841
FHR 1601 PL 6 10/08	66,086
FHLM ARM 4.441% 2/34 #781229	22,076
FHLM ARM 4.30% 11/34 #782877	86,168
FHLM ARM 4.232% 1/35 #782988	52,028
FHLM ARM 4.60% 2/35 #783028	80,428
FHLM ARM 4.434% 2/35 #783032	39,223
FHLM ARM 4.307% 3/35 #783067	23,292
FNMA 6% 5/15/11	9,835,031
FNMA 6.125% 3/15/12	9,719,360
FHLMC 4.75% 3/5/12	1,676,489
FHLMC 4.125% 12/21/12	3,444,537
FNMA 15YR 6.50% 1/16 #253633	48,873
FNMA ARM 4.25% 2/35 #255658	15,552
FNMA 15YR 7.00% 12/08 #313638	1,145
FNMA 15YR 7.00% 6/17 #545725	85,218
FNMA 15YR 7.00% 12/17 #555532	132,202
FNMA ARM 4.305% 8/33 #555696	30,953
FNMA ARM 4.38% 7/33 #555702	91,464
FNMA 20YR 5.50% 11/23 #555867	286,557
FNMA ARM 4.428% 7/36 #555923	84,561
FNMA 15YR 7.00% 2/16 #619196	15,804
FNMA 15YR 6.50% 3/17 #637071	121,261
FNR 01-52 XM 6.5 11/10	53,247
FNR 03-83 TH 4.5% 11/16	239,061
FHR 2590 NT 5% 4/16	225,797
FHR 2626 NA 5 6/23	190,303
FNMA 4.75% 11/19/12	4,042,504
FNMA ARM 3.828% 4/33 #688969	49,212
FNMA ARM 4.318% 3/33 #694530	10,209
FNMA ARM 4.801% 2/33 #695019	15,189
FNMA ARM 4.292% 3/33 #701296	15,797
FNMA ARM 3.984% 5/33 #703915	8,533

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
FNMA ARM 4.079% 4/33 #708221	3,398
FNMA ARM 4.57% 6/33 #712321	32,272
FNMA ARM 4.351% 6/33 #720921	6,152
FNMA ARM 3.878% 6/33 #723633	65,385
FNMA ARM 3.836% 6/33 #723760	10,156
FNMA ARM 5.12% 1/34 #725109	9,116
FNMA ARM 4.862% 9/34 #725855	19,557
FNMA ARM 4.832% 8/34 #725858	11,897
FNMA ARM 4.30% 11/34 #725966	119,470
FNMA ARM 4.409% 10/34 #725968	98,465
FNMA 15YR 4.00% 9/18 #734729	306,478
FNMA ARM 5.229% 8/33 #735030	21,810
FNMA ARM 4.115% 2/35 #735343	9,933
FNMA ARM 4.587% 2/35 #735355	249,795
FNMA ARM 4.493% 8/34 #735360	47,112
FNMA ARM 4.62% 2/35 #735433	69,440
FNMA ARM 4.53% 3/35 #735448	54,373
FNMA ARM 4.319% 5/35 #735538	15,459
FNMA ARM 4.66% 7/35 #735942	83,677
FNMA ARM 4.78% 10/35 #745030	79,996
FNMA ARM 4.898% 10/35 #745060	26,686
FNMA ARM 4.99% 11/35 #745064	1,045,913
FNMA ARM 5.01% 11/35 #745124	76,076
FNMA ARM 3.941% 6/34 #745335	99,080
FNMA ARM 5.33% 2/36 #745391	60,549
FNMA ARM 5.45% 5/36 #745676	98,019
FNMA ARM 5.541% 11/36 #745972	119,360
FNMA ARM 3.753% 10/33 #746320	11,977
FNMA ARM 4.155% 7/34 #747270	69,920
FNMA ARM 4.055% 10/18 #749296	12,468
FNMA ARM 4.358% 10/33 #754672	7,849
FNMA ARM 3.752% 10/33 #755148	19,643
FNMA ARM 4.294% 1/34 #759264	15,209
FNMA ARM 3.750% 1/34 #761058	20,222
FNMA ARM 4.250% 1/34 #765659	22,708
FNMA ARM 4.25% 2/34 #765660	15,858
FNMA ARM 4.30% 1/34 #766886	109,853
FNMA ARM 4.368% 2/34 #769940	34,515
FNMA ARM 4.321% 2/35 #773246	108,806
FNMA ARM 4.38% 3/35 #773264	60,203
FNMA ARM 4.455% 3/35 #773281	36,144
FNMA ARM 3.791% 6/34 #783545	80,338
FNMA ARM 4.351 1/35 #783580	17,440
FNMA ARM 4.499% 3/35 #783587	51,776
FNMA ARM 4.4% 2/35 #783588	33,083
FNMA ARM 4.876% 7/34 #785318	69,445

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
FNMA ARM 5.019% 9/34 #790458	17,260
FNMA ARM 4.748% 7/34 #793028	44,132
FNMA ARM 4.82% 8/34 #793420	77,620
FNMA ARM 4.74% 10/34 #794794	60,958
FNMA ARM 4.96% 8/34 #796987	153,574
FNMA ARM 4.96% 8/34 #796988	51,527
FNMA ARM 4.202% 1/35 #797418	32,430
FNMA ARM 4.67% 11/34 #799727	47,797
FNMA ARM 4.85% 11/34 #799812	41,469
FNMA ARM 4.825% 12/34 #800297	34,414
FNMA ARM 4.845% 12/34 #800335	10,986
FNMA ARM 5.00% 9/34 #801341	206,330
FNMA ARM 5.05% 7/34 #801635	7,698
FNMA ARM 4.118% 1/35 #807221	25,647
FNMA ARM 4.79% 1/35 #809271	70,239
FNMA ARM 4.5% 2/35 #809429	171,988
FNMA ARM 4.38% 2/35 #809593	128,892
FNMA ARM 4.80% 3/35 #809925	64,794
FNMA ARM 4.625% 2/35 #809931	48,477
FNMA ARM 4.80% 3/35 #810061	55,580
FNMA ARM 4.872% 1/35 #810896	305,277
FNMA ARM 4.57% 2/35 #811803	9,379
FNMA ARM 4.694% 11/34 #813184	54,811
FNMA ARM 5.01% 4/35 #814954	35,348
FNMA ARM 4.76% 1/35 #815321	100,911
FNMA ARM 4.790% 1/35 #815323	52,949
FNMA ARM 4.293% 3/35 #815586	13,222
FNMA ARM 4.75% 5/35 #815626	34,655
FNMA ARM 4.653% 3/35 #816322	4,774
FNMA ARM 4.639% 2/35 #816599	6,545
FNMA ARM 4.934% 3/35 #819648	25,570
FNMA ARM 4.928% 2/35 #820356	145,642
FNMA ARM 4.372% 4/35 #820407	10,869
FNMA ARM 4.575% 7/35 #822002	43,538
FNMA ARM 5.12% 6/35 #823810	33,593
FNMA ARM 4.796% 8/35 #825485	47,703
FNMA ARM 4.302% 1/35 #827592	24,740
FNMA ARM 5.8170% 5/35 #827781	92,904
FNMA ARM 5.10% 5/35 #827782	49,765
FNMA ARM 5.208% 5/35 #827783	392,322
FNMA ARM 5.180% 5/35 #827785	52,351
FNMA ARM 4.520% 8/35 #829603	28,625
FNMA ARM 4.409% 5/35 #829985	44,842
FNMA ARM 5.203% 6/35 #830605	70,549
FNMA ARM 4.555% 7/35 #832099	56,193
FNMA ARM 5.344% 7/35 #834917	9,353

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
FNMA ARM 5.04% 7/35 #834931	200,885
FNMA ARM 5.101% 7/35 #841837	66,643
FNMA ARM 5.349% 12/34 #843013	20,075
FNMA ARM 5.16% 9/35 #843021	298,839
FNMA ARM 5.43% 11/35 #844168	24,785
FNMA ARM 4.893% 10/35 #847787	34,314
FNMA ARM 5.32% 1/36 #850852	151,098
FNMA ARM 5.409% 2/36 #865319	16,362
FNMA ARM 5.98% 4/36 #868793	112,892
FNMA ARM 5.839% 1/36 #879146	119,951
FNMA ARM 5.40% 11/35 #879153	84,146
FNMA ARM 5.80% 3/36 #881670	50,086
FNMA ARM 6.25% 6/36 #886983	18,057
FNMA ARM 4.56% 5/35 #888115	275,482
FNMA ARM 4.86% 7/35 #888382	188,945
FNMA ARM 5.07% 9/36 #888398	382,290
FNMA ARM 5.57% 5/36 #891228	243,838
FNMA ARM 6.21% 4/36 #891332	75,053
FNMA ARM 6.07% 9/36 #893611	80,354
FNMA ARM 6.08% 4/36 #895834	32,267
FNMA ARM 5.50% 5/36 #896475	95,588
FNMA ARM 6.60% 9/36 #898177	157,530
FNMA ARM 6.62% 9/36 #898178	136,635
FNMA ARM 6.65% 9/36 #898179	147,475
FNMA ARM 6.62% 9/36 #898180	141,244
FNMA ARM 5.26% 11/36 #901494	63,858
FIAOT 06A A3 4.93 2/15/11	88,477
FLEETBOSTON FIN 7.375% 12/1/09	246,344
FORDO 2005-A B 3.88 1/10	74,605
FORDO 2006-B B 5.43% 2/12	211,402
FORDO 06-C A4A 5.15% 2/12	394,951
FORDO 2006-C B 5.3% 6/12	95,006
FORDO 07-A A4A 5.47% 6/12	209,454
FORDO 07-A B 5.6% 10/12	55,071
FRNK 06-1 A4 5.03% 7/14	565,105
FRNK 06-1 B1 5.14% 7/14	35,029
FRNK 07-1 B 5.13 2/15	129,365
FUJI FIN 8.625% 4/15/10 144A	335,512
GECMC 02-3A X2 CSTR 12/37	30,570
GEBL 03-1 A 1ML+43 4/31	94,179
GEMNT 07-1 B 4.95% 3/13	361,460
GEMNT 2007-3 B 5.49% 6/13	371,288
GECMC 07-C1 XP CSTR 12/49	71,911
GMACC 03-C3 X2 CSTR 12/38	35,518
GMACC 04-C2 A2 CSTR 8/38	120,758
GMACC 2004-C3 A3 CSTR 12/41	323,827

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
GMACC 04-C3 X2 CSTR 12/41	25,493
GMACC 05-C1 A2 CSTR 5/43	188,730
GMACC 05-C1 X2 CSTR 5/43	37,358
GMACC 06-C1 XP CSTR 11/45	20,296
GSMS 98-GLII A2 6.562 4/31	150,046
GSMS 01-LIBA C 6.733% 2/16	101,894
GSMS 05-GG4 XP CSTR 7/39	122,314
GSR 05-AR2 2A1 CSTR 4/35	95,902
GSALT 05-1 B 4.62 11/13	11,324
GECMC 04-C1 X2 CSTR 11/38	34,772
GECMC 04-C3 A2 4.433 7/39	499,919
GCOSL 06-1A NOTE 5.72 3/22	155,262
GE CAP CP MTN 7.5% 6/15/09	313,949
GEN ELEC CAP GLB 4.25 9/13/10	333,043
GE CAP5.2% 2/01/11	1,556,616
GENWORTH FINL 5.231% 5/16/09	334,589
GENWORTH GLB FDNG 5.2% 10/8/10	102,591
TOWER 06-1 B 5.588% 2/36	87,887
TOWER 06-1 C 5.707% 2/36	110,238
GOLDMAN SACHS 6.875% 1/15/11	267,615
GOLDMAN SACHS 6.6% 1/15/12	146,938
GOLDMAN SACHS 5% 1/15/11	72,170
GNR 02-35 C CSTR 10/23	9,280
GPMH 01-1 IA 1ML+34 4/32	44,633
GCCFC 03-C1 A2 3.285% 7/35	265,886
GCCFC 03-C1 XP CSTR 7/35	51,076
GCCFC 03-C2 XP CSTR 1/36	54,501
GCCFC 04-GG1 A4 4.755 6/36	251,630
GCCFC 05-GG3 A2 CSTR 8/42	178,413
GCCFC 05-GG3 XP CSTR 8/42	143,984
GCCFC 05-GG5 CSTR 4/37	117,522
GSALT 07-1 A3 5.39% 12/11	481,935
GSALT 07-1 B 5.53% 12/14	100,161
HBOS PLC MTN 3.75 9/30/08 144A	245,522
HSBC FINANCE CO 5.25% 1/14/11	102,402
HAT 2006-3 A3 5.38% 9/11	1,288,716
HANCOCK JOHN GLB 3.5% 1/30/09	310,236
HARTFORD FINL 5.55% 8/16/08	60,555
HEINZ CO 6.428 12/01/08 144A	194,447
HMPT 99-HMTA B 7.3% 8/15	68,246
HMPT 99-HMTA D 7.97 8/15	52,959
HOUSEHOLD GBL 5.875% 2/1/09 DT	129,116
HOUSEHOLD FIN C 4.125 12/15/08	168,755
HOUSEHOLD FIN CO 4.75% 5/15/09	244,671
HOUSEHOLD MTN 4.125% 11/16/09	541,569
HAT 07-1 A3 5.3% 11/11/11	176,516

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
HAT 07-1 A4 5.33% 11/18/13	233,446
HUTCHISON WINT 7% 2/16/11 144A	108,091
HUTCHISON WH 5.45 11/24/10 144	558,526
HART 05-A B 4.2 2/12	117,293
HART 05-A C 4.22 2/12	11,566
HART 06-1 B 5.29 11/12	19,721
HART 06-1 C 5.34 11/12	24,367
HART 2007-A A3A 5.04 1/12	236,568
ILFC ECAP TR 5.9/VR 12/65 144A	642,774
IL ST MBIA 5.25% 8/01/12 PRE	895,420
IMM 04-9 M2 1ML+65 1/35	19,258
IMM 04-9 M3 1ML+70 1/35	13,811
IMM 04-9 M4 1ML+105 1/35	6,434
INTL LEASE FIN 5.625% 9/15/10	412,838
JPMMT 05-A8 2A3 CSTR 11/35	49,188
JP MORGAN CS GLB6.75 2/1/11 DT	70,078
JP MORGAN CHASE 4.6% 1/17/11	40,722
JPMCC 03-LN1 X2 CSTR 10/37	46,021
JPMCC 2001-C1 A2 5.464 10/35	161,898
JPMCC 03-CB7 X2 CSTR 1/38	46,946
JPMCC 02-C3 X2 CSTR 7/35	17,453
JPMCC 04-C1 X2 CSTR 1/38	11,417
JPMCC 04-CB8 X2 CSTR 1/39	15,783
JPMCC 04-CB9 A2 CSTR 6/41	299,514
JPMCC 04-CBX X2 CSTR 1/37	77,801
JPMCC 05-LDP2 A2 4.575% 7/42	188,665
JPMCC 05-LDP4 X2 CSTR 10/42	90,564
JPMMT 06-A3 6A1 CSTR 8/34	132,629
JPMCC 2006-LDP9 A1 CSTR 5/47	152,045
JPMMT 2007-A1 5A1 CSTR 7/35	377,048
JPMCC 07-LDP10 A-1 5.122% 5/49	71,449
JPMRT 2006-A A4 5.14% 12/14	225,861
JPMART 2006-A B 5.36% 12/14	43,648
KEYSPAN CORP7.625% 11/15/10	97,902
KOREA DEV BANK 3.875% 3/02/09	205,638
KRAFT FOODS 4% 10/1/08	210,414
KRAFT FOODS 4.125% 11/12/09	69,789
KRAFT FOODS INC 5.625% 8/11/10	330,624
LBUBS 07-C1 A1 CSTR 2/15/40	66,011
LBUBS 07-C1 XCP CSTR 2/40 IO	35,414
LBUBS 2006-C6 A1 5.23 9/39	94,368
LBUBS 01-WM X CSTR 7/16	26,447
LBUBS 2006-C7 A1 5.279 11/38	40,697
LBUBS 07-C2 A1 5.226 2/40	51,643
LBUBS 07-C2 XCP CSTR 2/40	149,224
LBUBS 00-C3 A2 7.95 1/10	255,725

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
LBUBS 00-C5 A2 6.51 12/26	125,879
LBUBS 04-C2 XCP CSTR 3/36	29,724
LBUBS 04-C4 A2 CSTR 6/29	234,958
LBUBS 04-C6 A2 4.187% 8/29	179,134
LBUBS 02-C7 XCP CSTR 1/36	24,414
LBUBS 04-C6 XCP CSTR 8/36	28,233
LBUBS 03-C1 XCP CSTR 12/36	15,434
LBUBS 03-C3 XCP CSTR 3/37	12,429
LBUBS 04-C8 XCP CSTR 12/39	17,639
LBUBS 04-C1 XCP1.0542 1/17/2034	53,952
LBUBS 05-C5 XCP CSTR 9/40	163,919
LBUBS 05-C7 XCP CSTR 11/40	77,713
LBUBS 206-C1A XCP CSTR 2/41	112,367
LBUBS 2006-C3 A1 5.478 3/39	86,534
LEGG MASON INC 6.75% 7/02/08	98,875
LEHMAN BROS MTN 5.75% 7/18/11	103,351
LEHMAN BROS MTN 3.95% 11/10/09	289,196
LBART 2006-B A4 5.18% 9/13	202,739
MILT 05-1 B 5.02 7/12	275,911
MBNA CAPITAL 8.278% 12/01/26	157,011
MBNAS 05-B4 B4 4.9% 3/11	364,288
MSSTR 04-1 1A1 CSTR 8/17	99,168
MLCFC 07-6 A1 5.175% 3/12/51	62,876
MLCFC 2006-4 XP CSTR 12/49	389,204
MANUFTRS & TRD 3.85/VAR 4/1/13	906,420
AMERITECH CAP6.25% 5/18/09 EC	10,675
MVCOT 05-2 A 4.6% 10/27	96,365
MVCOT 06-2A A 5.417% 10/28	91,829
MVCOT 06-2A B 5.467% 10/28	14,176
MVCOT 06-2A C 5.766% 10/28	5,514
MARSHAL&ILSLEY MTN 5.35 4/1/11	71,687
MARM 04-11 1A4 1ML+49 11/34	7,079
MARM 04-11 2A2 1ML+44 11/34	1,743
MLCC 03-H XA1 1% 1/29	237
MMLT 04-1 M1 1ML+50 7/34	38,157
MERRILL LYN MTN 4.831 10/27/08	166,112
MLMT 02-MW1 XP CSTR 7/34	13,336
MLMT 04-MKB1 A2 4.353% 2/42	923,198
MLMT 04-BPC1 XP CSTR 9/41	88,199
MLMT 05-MKB2 XP CSTR 9/42	8,198
MLMT 05-MCP1 A2 4.556 6/43	287,920
MLMT 05-MCP1 XP CSTR 6/43	41,571
MET LIFE GBL 4.25 7/30/09 144A	468,481
MIDAMERICAN ENRG 5.65% 7/15/12	303,493
MLCFC 06-3 XP CSTR 7/46	127,685
MLCFC 07-8 A1 4.622% 8/49	95,105

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
MORGAN JP MTN A 6% 1/15/09	108,965
MORGAN JP & CO 6.25% 1/15/09	41,636
MSTDW GLBL 6.75% 4/15/11	626,811
MSC 99-CAM1 A4 7.02 3/32	47,614
MSC 03-IQ5 X2 CSTR 4/38	23,535
MSC 03-IQ6 X2 CSTR 12/41	35,435
MSC 04-HQ4 X2 CSTR 4/40	22,480
MSC 04-TOP13 X2 CSTR 9/45	26,423
MSC 04-HQ3 A2 4.05 1/41	144,038
MSC 05-TOP17 X2 CSTR 12/41	29,828
MSC 05-IQ9 X2 CSTR 7/56	60,178
MSC 05-HQ5 X2 CSTR 1/42	18,310
MSC 06-T21 A1 4.925 10/52	175,521
MORGAN STANLEY 4% 1/15/10	115,203
MORGAN STANLEY 5.05% 1/21/11	408,933
MSC 2006-HQ9 A1 5.49% 7/44	255,636
MSC 2006-HQ10 X2 CSTR 11/41	113,389
MSC 2007-HQ11 A1 CSTR 2/44	108,127
MSC 07-IQ13 A1 5.05% 3/44	102,339
MSC 07-IQ14 A1 5.38 4/49	210,297
MSC 07-HQ12 A1 CSTR 4/49	119,986
NCSLT 2007-2 AIO 6.7% 7/12	111,908
NCSLT 2006-2 AIO 6% 8/11	15,336
NCSLT 04-2 AIO 9.75% 10/14	76,089
NCSLT 05-1 AIO 6.75% 12/09	12,659
NCSLT 05-2 AIO 7.73 3/12	25,955
NCSLT 06-1 A-IO 5.5 4/11	56,147
NCSLT 04-GT1 IO1 CSTR 6/10	41,738
NCSLT 05-3W AIO1 4.8 7/12	61,331
NCSLT 2006-3 AIO 7.1% 1/12	161,220
NCSLT 06-4 AIO 6.35% 02/12	115,928
NCSLT 2007-1 AIO 7.27% 4/12	155,201
NAT-RURAL GLBL 5.75% 8/28/09	124,590
NLFC 99-1 C 6.571 1/31	142,444
NAVOT 05-A A4 4.43 1/14	143,965
NY LIFE GLBL MTN 3.875 1/15/09	91,086
NAROT 05-A A4 3.82 7/10	131,097
NAROT 07-B A3 5.03% 5/11	193,429
NORD 07-1A A 4.92 5/13 144A	576,585
NEF 05-1 A5 4.74 10/45	217,248
NHEL 04-1 M1 1ML+45 6/34	43,244
NSTAR 8% 2/15/10	88,118
ONYX 05-B A4 4.34% 5/12	119,771
ORACLE CORP5% 1/15/11	113,991
ORIX CORP5.48% 11/22/11	291,712
PPSI 04-WCW1 M1 1ML+63 9/34	70,075

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
PETRO EXP4.623% 6/15/10 144A	104,111
PETRO EXP4.633% 6/15/10 144A	63,024
PCAT 2006-A B 5.51% 9/09	85,126
PCAT 2006-A C 5.77% 5/10	80,174
PRICOA GLBL FDG 3.9% 12/15/08	327,022
PRIME PROP FNDG 5.6% 6/15/11	142,613
PMNT 05-2 B2 5.1 11/12	268,769
PMNT 06-B1A B1 5.35 3/13	293,537
RAS LAF YANK8.294 3/15/14 144A	165,271
RAMP03-SL1 A31 7.125% 4/31	69,363
RAMP04-SL2 A1I 6.5 10/16	15,037
GMACM 05-AR5 1A1 CSTR 9/35	72,406
SBC COMM GLBL 6.25 3/15/11	143,012
SBC COMM GLBL 4.125 9/15/09	236,360
SLM CORP4% 1/15/09	353,452
SLM CORP GLBL MED 4% 1/15/10	164,408
SVOVM 05-A A 5.25 2/21	95,224
SBM7 00-C3 A2 6.592 12/33	266,541
SBM7 00-C1 A2 7.52 12/09	290,673
SANTANDER 5.805/VAR 6/20/16	199,349
SDART 07-3 A3 FGIC 5.42 8/12	140,784
SANTANDER 4.75% 10/21/08 144A	608,568
SCOTLAND INTL 7.7% 8/15/10144A	277,365
SEMPRA ENERGY 7.95% 3/01/10	202,567
SEMPRA ENERGY 4.75 5/15/09	65,293
SIMON PROPERTY 4.875% 8/15/10	100,943
SIMON PROPERTY 5.6% 9/1/11	168,619
SPRINT CAP GLBL 7.625% 1/30/11	461,855
STARW 99-C1A B 6.92 2/14	51,807
STRIP04-1A A 1ML+48 3/18	80,155
LLL 1997-LLI D 7.15 10/34	133,732
ARC 02-BC1 M2 1ML+110 1/32	7,807
SASC 04-GEL1 A 1ML+36 2/34	6,034
SASC 04-NP1 A 1ML+40 9/33	21,368
SWIFT 05-A12 B 1ML+48 6/10	289,214
TIAA 01-C1A A2 6.3% 6/21	44,762
TELECOM ITALIA 4% 11/15/08	451,450
TELECOM ITALIA 4% 1/15/10	249,470
TELECOM ITALIA 4.875% 10/01/10	120,837
TELEFONOS MEX 4.5 11/19/08	20,007
TELEFONOS MEXICO 4.75% 1/27/10	776,256
TRANSCAPIT 5.67% 3/5/14 144A	317,341
TAROT 2006-C A3 5.26% 11/14	330,988
TAROT 2006-C A4 5.31% 5/13	153,764
TAROT 06-A A3 4.77% 1/11	109,665
TAROT 06-A A4 4.88% 4/13	185,407

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
HCARD 07-1 B 5.53% 6/12	271,845
UNCREDIT LUX 5.584/VAR 1/13/17	304,997
US BANCORP MTN 5.3% 4/28/09	178,377
USTN 4.5% 11/30/11	3,299,715
USTN 4.625% 7/31/12	17,574,843
USTN 4.25% 9/30/12	1,673,403
UNTEDHLTH 5.125% 11/15/10 144A	467,878
VERIZON GLBL 7.25% 12/1/10	344,951
VERIZON NEW YOR 6.875% 4/01/12	528,315
VODAFONE GRP7.75% 2/15/10 DT	737,233
VODAFONE GRP PLC 5.5% 6/15/11	91,175
WAMU 05-AR16 1A3 CSTR 12/35	182,280
WESTO 04-4 A4 3.44% 5/12	298,303
WAOT 05-B A3 4.79% 4/10	137,897
WBCMT 05-C22 A1 4.98 12/44	140,891
WBCMT 06-C24 XP CSTR 3/45	32,503
WBCMT 03-C6 A2 4.498 8/35	229,974
WBCMT 03-C7 A1 4.241 10/35	479,524
WBCMT 03-C8 XP CSTR 11/35	12,023
WBCMT 03-C9 XP CSTR 12/35	14,392
WBCMT 04-C10 XP CSTR 2/41	15,841
WBCMT 04-C14 A2 4.368 8/41	359,405
WBCMT 05-C18 XP CSTR 4/42	33,985
WBCMT 2004-C15 A2 4.039 10/41	352,279
WBCMT 04-C15 XP CSTR 10/41	127,303
WBCMT 05-C16 A2 4.38% 10/41	200,050
WALOT 06-1 A-3 5.1 7/11	185,880
WALOT 06-1B 5.15% 7/12	118,520
WALOT 06-1 C 5.22% 11/12	263,596
WACHOVIA CAP7.965 6/1/27 144A	104,888
WBCMT 2006-C27 A2 5.624% 7/45	71,267
WALOT 06-2 B 5.29% 6/12	208,502
WALOT 06-2 C 5.34% 10/12	98,101
WMLT 05-B 2A4 CSTR 10/35	39,573
WACHOVIA CORP6.15% 3/15/09	455,762
WALOT 07-1 B 5.38% 7/20/12	272,401
WALOT 07-1 C 5.45% 10/22/12	186,101
WBCMT 07-C30 A1 5.031% 12/43	95,910
WBCMT 2007-C30 XP CSTR 12/43	142,589
WMMNT 2007-B1 B1 4.95% 3/14	549,717
WAMMS 03-MS9 2A1 7.5% 12/33	22,117
WAMMS 04-RA2 2A 7% 7/33	25,707
WELLS FARGO MED 4% 8/15/08	156,234
WELLS FARGO 4.2% 1/15/10	243,132
WFMBS 03-14 1A1 4.75% 12/18	158,382
WFMBS 05-AR4 2A2 CSTR 4/35	403,269

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
WFMBS 05-AR12 2A6 CSTR 7/35	217,996
WFMBS 06-AR8 2A6 CSTR 4/36	392,169
WESTO 05-3 A4 4.39 5/13	214,723
WESTO 05-3 B 4.50 5/13	85,110
WESTO 05-3 C 4.54 5/13	107,719
WOART 04-A A4 3.96% 7/11	179,443
WOART 07-B A3A 5.28% 1/17/12	116,302
CASH	76,266

158,294,730

Wrapper Contracts:
AIG Financial Products Corp
4.768% contract, maturity date: evergreen
ACT / 944674	—
AEGON USA Inc.
4.768% contract, maturity date: evergreen
ACT / MDA00794TR	—
JP Morgan Chase Bank
4.768% contract, maturity date: evergreen
ACT / ARYDER-2-07	—
Rabobank Nederland
4.768% contract, maturity date: evergreen
ACT / RYD040701	—
State Street Bank and Trust Company
4.768% contract, maturity date: evergreen
ACT / 107035	—

Total Investments and Wrapper Contracts	158,294,730

SCHEDULE I
RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Fair
Value
MUTUAL FUNDS:

Fidelity Equity-Income Fund*	70,607,618
Fidelity Contrafund*	101,615,563
Fidelity Diversified International Fund*	86,939,304
Fidelity U.S. Bond Index Fund*	20,490,845
Spartan U.S. Equity Index Fund	23,261,514
Fidelity Growth Company Fund*	122,877,545
UAM: Rice, Hall, James Small Cap Porfolio	14,119,821
Fidelity Freedom Income Fund*	7,932,425
Fidelity Freedom Fund 2010*	17,797,105
Fidelity Freedom Fund 2020*	24,730,267
Fidelity Freedom Fund 2030*	19,332,119
Fidelity Freedom Fund 2040*	9,085,299
Spartan Extended Market Index	4,797,076
OSIC LAU/R Discovery Institution	4,789,789

528,376,290

Ryder System, Inc. Common Stock Fund* (1,616,197 shares and $670,556 cash)	76,596,530

Participant Loans (interest rates ranging from 4% to 9.5% and maturity dates from 2008 through 2023)*	27,890,555

Investments at Fair Value	797,750,916

*	Represents a Party-In-Interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
Date: May 22, 2008	By:	/s/ Charles R. Patton
Charles R. Patton
Vice President Compensation and Benefits, Plan Administrator

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
23.1	Consent of Independent Registered Certified Public Accounting Firm — PricewaterhouseCoopers LLP